                                   FORM 11-K


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549




 (Mark One)

(X)    Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
       1934

For the fiscal year ended December 31, 1996
                          -----------------


                                      or


( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to ________

Commission file number 1-11720
                       -------



                        ADVO, Inc. 401(k) Savings Plan
                  -------------------------------------------
                           (Full title of the plan)




                                  ADVO, Inc.
                               One Univac Lane,
                                 P.O. Box 755,
                            Windsor, CT 06095-0755
                  -------------------------------------------
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                        ADVO, Inc. 401(k) Savings Plan

                                 Annual Report

                              Index to Form 11-K

                         Year Ended December 31, 1996





Report of Independent Auditors

Financial Statements:

      Statement of Assets Available for Plan Benefits as of
           December 31, 1996 and 1995

      Statement of Changes in Assets Available for Plan Benefits for the years ended December 31, 1996 and 1995

      Notes to Financial Statements

Supplemental Schedules:

      Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1996

      Schedule II - Schedule of Reportable Transactions for the
           Year Ended December 31, 1996

Signature

Exhibit 23 - Consent of Ernst & Young LLP

                        Report of Independent Auditors

ADVO, Inc.
401(k) Savings Plan Committee


We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ Ernst & Young LLP

Hartford, Connecticut
June 20, 1997

                                  ADVO, Inc.
                              401(k) Savings Plan
                Statement of Assets Available for Plan Benefits

                                                                             December 31,
                                                              ---------------------------------------
Assets
------                                                            1996                       1995
                                                                  ----                       ----
Investments at Fair Value:

Collective Investment Fund:
    Income Accumulation Fund for Employee
              Retirement Plans                                $ 6,285,373                 $ 6,338,197
Mutual Funds:
    Templeton Foreign Fund                                      1,473,633                     666,439
    Money Market Fund-MasterWorks                               3,058,039                   3,234,153
    S&P 500 Stock Fund-MasterWorks                              8,120,205                   6,056,521
ADVO Custom Funds:
    ADVO Fidelity Asset Manager Fund                            7,317,079                   6,944,009
    ADVO Berger 100 Fund                                        1,328,697                     874,933
    ADVO IDS New Dimensions Fund                                8,154,116                   6,391,559
    ADVO Stock Fund                                             1,284,500                   1,437,216
                                                              -----------                 -----------
      Total Investments                                        37,021,642                  31,943,027

Participant Loans                                               1,492,129                   1,344,708

Receivables:
Employees' Contributions                                          143,455                     179,712
Employer's Contributions                                          107,509                     144,407
Other                                                                  --                      19,253
                                                              -----------                 -----------

   Total Receivables                                              250,964                     343,372


Assets Available for Plan Benefits                            $38,764,735                 $33,631,107
                                                              ===========                 ===========

                See accompanying notes to financial statements.

                                  ADVO, Inc.
                              401(k) Savings Plan
          Statement of Changes in Assets Available for Plan Benefits
                         Year Ended December 31, 1996

                                                                                   Fund Information
                                                 --------------------------------------------------------------------------------
                                                    Income                      Money Market                      ADVO Fidelity
                                                 Accumulation     Templeton         Fund        S&P 500 Stock     Asset Manager
                                                     Fund       Foreign Fund    MasterWorks   Fund MasterWorks        Fund
                                                     ----       ------------    -----------   ----------------        ----
Addition to assets attributed to:

Investment income:

Net realized and unrealized appreciation \
   (depreciation) in fair value of investments                     $  137,074                       $ 1,204,950      $   824,973

Interest                                           $   348,368

Dividends                                                              60,237     $   144,736           265,839

Contributions:
   Employee                                            497,521        191,837         287,018           684,629          697,439
   Employer                                            415,439        142,404         238,661           530,855          544,212
   Participant rollover                                  2,886          2,329           2,345             5,925          135,144
                                                   -----------     ----------     -----------       -----------      -----------

Total additions                                      1,264,214        533,881         672,760         2,692,198        2,201,768
                                                   -----------     ----------     -----------       -----------      -----------

Benefit payments                                       896,235        178,994         602,050           856,891        1,470,070

Interfund transfers                                   (442,371)       442,423        (260,942)          227,526         (381,029)

                                                   -----------     ----------     -----------       -----------      -----------

Net increase (decrease) in assets
   available for plan benefits                         (74,392)       797,310        (190,232)        2,062,833          350,669

Assets available for plan benefits:
   Beginning of the year                             6,398,918        693,349       3,269,514         6,106,324        7,012,435
                                                   -----------     ----------     -----------       -----------      -----------


   End of year                                     $ 6,324,526     $1,490,659     $ 3,079,282       $ 8,169,157      $ 7,363,104
                                                   ===========     ==========     ===========       ===========      ===========


                                                                              Fund Information
                                                        --------------------------------------------------------------------------
                                                                         ADVO IDS
                                                        ADVO Berger     Dimensions     ADVO Stock
                                                          100 Fund         Fund           Fund         Loan Fund        TOTAL
                                                          --------         ----           ----         ---------        -----
Addition to assets attributed to:

Investment income:

Net realized and unrealized appreciation \
   (depreciation) in fair value of investments              $ 140,772     $ 1,598,988    $ (55,919)                    $ 3,850,838

Interest                                                                                                  $137,811         486,179

Dividends                                                                                                                  470,812

Contributions:
   Employee                                                   180,370         706,244       141,462                      3,386,520
   Employer                                                   137,067         543,114       115,355                      2,667,107
   Participant rollover                                         4,968           9,043           235                        162,875
                                                          -----------     -----------   -----------    -----------    ------------


Total additions                                               463,177       2,857,389       201,133        137,811      11,024,331
                                                          -----------     -----------   -----------    -----------    ------------


Benefit payments                                              245,715       1,216,409       181,969        242,370       5,890,703

Interfund transfers                                           235,545         118,162     (172,041)        232,727              --
                                                          -----------     -----------   -----------    -----------    ------------


Net increase (decrease) in assets
   available for plan benefits                                453,007       1,759,142     (152,877)        128,168       5,133,628

Assets available for plan benefits:
   Beginning of the year                                      891,851       6,447,371     1,447,384      1,363,961      33,631,107
                                                          -----------     -----------   -----------    -----------    ------------



     End of year                                          $ 1,344,858     $ 8,206,513   $ 1,294,507    $ 1,492,129    $ 38,764,735
                                                          ===========     ===========   ===========    ===========    ============

                See accompanying notes to financial statements

                                  ADVO, Inc.
                              401(k) Savings Plan
          Statement of Changes in Assets Available for Plan Benefits
                         Year Ended December 31, 1995


                                                                            Fund Information
                                                 --------------------------------------------------------------------------------
                                                    Income                     Money Market                      ADVO Fidelity
                                                 Accumulation    Templeton         Fund         S&P 500 Stock    Asset Manager
                                                     Fund       Foreign Fund   MasterWorks    Fund MasterWorks        Fund
                                                     ----       ------------   -----------    ----------------        ----
Addition to assets attributed to:

Investment income:

Net realized and unrealized appreciation
in fair value of investments                                        $   2,025                       $ 1,328,973      $ 1,030,065

Interest                                           $   388,643

Dividends                                                              40,156    $   171,411            204,245

Contributions:
   Employee                                            743,464        134,850        417,140            567,487          767,357
   Employer                                            629,059         99,823        348,480            446,227          606,955
   Participant rollover                                 66,233          6,800         30,595             48,400          135,134
                                                   -----------      ---------    -----------        -----------      -----------


Total additions                                      1,827,399        283,654        967,626          2,595,332        2,539,511
                                                   -----------      ---------    -----------        -----------      -----------


Benefit payments                                       695,079         16,068        499,164            587,435          497,429

Interfund transfers                                  5,266,598        425,763         22,348            125,796        (599,584)
                                                   -----------      ---------    -----------        -----------      -----------


Net increase (decrease) in assets
   available for plan benefits                       6,398,918        693,349        490,810          2,133,693        1,442,498

Assets available for plan benefits:
   Beginning of the year                                     0              0      2,778,704          3,972,631        5,569,937
                                                   -----------      ---------    -----------        -----------      -----------



     End of year                                   $ 6,398,918      $ 693,349    $ 3,269,514        $ 6,106,324      $ 7,012,435
                                                   ===========      =========    ===========        ===========      ===========


                                                                               Fund Information
                                          ----------------------------------------------------------------------------------------
                                                                           ADVO IDS
                                          ADVO Berger        ADVO         Dimensions    ADVO Stock
                                            100 Fund      Income Fund        Fund          Fund        Loan Fund        TOTAL
                                            --------      -----------        ----          ----        ---------        -----
Addition to assets attributed to:

Investment income:

Net realized and unrealized appreciation
in fair value of investments                $   107,659                   $ 1,551,695   $   471,246                 $  4,491,663

Interest                                                 $      3,163                                 $   112,668        504,474

Dividends                                                                                                                415,812

Contributions:
   Employee                                     145,224       (15,609)        689,703       169,957                    3,619,573
   Employer                                     108,880       (12,624)        529,729       139,134                    2,895,663
   Participant rollover                           9,112                        43,062        16,705                      356,041
                                            -----------  ------------     -----------   -----------   -----------   ------------

Total additions                                 370,875       (25,070)      2,814,189       797,042       112,668     12,283,226
                                            -----------  ------------     -----------   -----------   -----------   ------------

Benefit payments                                 23,061             0         426,840       100,007       177,450      3,022,533


Interfund transfers                             544,037    (5,744,214)       (182,512)     (121,281)       263,049            --
                                            -----------  ------------     -----------   -----------   -----------   ------------

Net increase (decrease) in assets
   available for plan benefits                  891,851    (5,769,284)      2,204,837       575,754       198,267      9,260,693

Assets available for plan benefits:
   Beginning of the year                              0     5,769,284       4,242,534       871,630     1,165,694     24,370,414
                                            -----------  ------------     -----------   -----------   -----------   ------------


     End of year                            $   891,851  $          0     $ 6,447,371   $ 1,447,384   $ 1,363,961   $ 33,631,107
                                            ===========  ============     ===========   ===========   ===========   ============

                See accompanying notes to financial statements

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1996

A.   Description of the Plan
     -----------------------

The following description of the ADVO, Inc. (the "Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering all full-time exempt and non-exempt salaried employees ("participants") of the Company who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

Contributions
-------------
The Company matched a participant's pay deferral contributions in accordance with the following schedule during 1996 and 1995:


                                                  Company matching
                  Employee                           contribution
         percentage of compensation               as a percentage of
                 deferred                            compensation
         --------------------------               -------------------
                  1%                                     1%
                  2%                                     2%
                  3%                                     3%
                  4%                                     4%
                  5%                                     5%
                  6% - 10%                               6%

Participants may contribute up to 10 percent of their annual compensation on a pretax basis.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Investment options
------------------
Upon enrollment in the Plan, a participant may direct both the participant's and Company's matching contributions in several investment vehicles. The various investment vehicles a participant may elect as of December 31, 1996 are:

 .       The Income Accumulation Fund for Employee Retirement Plans ("Income
        Accumulation Fund") is a collective investment fund which invests in guaranteed investment contracts, short-term fixed income securities and money market instruments.

 .       The Templeton Foreign Fund is a registered mutual fund which invests in stocks and debt obligations of companies and governments outside the United States.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1996

A.      Description of Plan (cont.)
        ---------------------------

 .       The Money Market Fund-MasterWorks is a registered mutual fund comprised of instruments with maturities of less than one year, including commercial paper, corporate notes and other high quality short-term instruments.

 .       The S&P 500 Stock Fund-MasterWorks is a registered mutual fund comprised of stock in S&P 500 companies.

 .       The ADVO Fidelity Asset Manager Fund allocates its assets across domestic and foreign stocks, bonds, and short term instruments and also includes money market instruments which serve as overnight sweep investments.

 .       The ADVO Berger 100 Fund invests primarily in domestic and foreign stocks of established companies and also includes money market instruments which serve as overnight sweep investments.

 .       The ADVO IDS New Dimensions Fund is a growth fund comprised primarily of common stocks in U.S. and foreign companies showing potential for significant growth and also includes money market instruments which serve as overnight sweep investments.

 .       The ADVO Stock Fund, consists primarily of ADVO, Inc common stock and also includes money market instruments which serve as overnight sweep investments.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

Loans
-----
Participants may borrow funds subject to certain restrictions and the consent of the Savings Plan Committee.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by the Company.

ADVO Custom Funds
-----------------
Employer custom funds include the following: ADVO Fidelity Asset Manager Fund, ADVO Berger 100 Fund, ADVO IDS New Dimensions Fund and ADVO Stock Fund. Custom funds are unregistered custom separate accounts created for the Plan and maintained by the Trustee. Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute towards differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

B.      Summary of Accounting Policies
        ------------------------------

Valuation of Investments
------------------------
The fair value of investments in Mutual Finds are based on the quoted market prices of the shares held in these funds at year end.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1996

The fair value of investments in the Collective Investment Fund and the ADVO Custom Funds are based on the net asset value ("NAV") of participation units held by the Plan at year end. These NAV's are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

C.       Investments
         -----------
The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets are separately identified.


                                                                                    December 31,
                                                                        -----------------------------------
Collective Investment Fund:                                                 1996                    1995
---------------------------                                             -----------             -----------
Income Accumulation Fund for Employee Retirement Plans                  $ 6,285,373             $ 6,338,197

Mutual Funds
------------
Templeton Foreign Fund                                                    1,473,633                 666,439
Money Market Fund-MasterWorks                                             3,058,039               3,234,153
S&P 500 Stock Fund-MasterWorks                                            8,120,205               6,056,521

ADVO Custom Funds:
------------------
ADVO Fidelity Asset Manager
  Fidelity Asset Manager                                                  7,255,064               6,912,370
  Other                                                                      62,015                  31,639
                                                                        -----------             -----------
                                                                          7,317,079               6,944,009
ADVO Berger 100 Fund:
  Berger 100                                                              1,139,299                 871,429
  Other                                                                     189,398                   3,504
                                                                        -----------             -----------
                                                                          1,328,697                 874,933
ADVO IDS New Dimensions Fund:
  IDS New Dimensions                                                      7,774,810               6,090,137
  Other                                                                     379,306                 301,422
                                                                        -----------             -----------
                                                                          8,154,116               6,391,559
ADVO Stock Fund:
  ADVO, Inc. Common Stock                                                 1,267,532               1,423,240
  Other                                                                      16,968                  13,976
                                                                        -----------             -----------
                                                                          1,284,500               1,437,216
                                                                        -----------             -----------

       TOTAL                                                            $37,021,642             $31,943,027
                                                                        ===========             ===========

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1996

D.      Differences Between Financial Statements and Form 5500
        ------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                                              December 31,
                                                               ------------------------------------------
                                                                    1996                        1995
                                                                    ----                        ----
Assets available for plan benefits
 per the financial statements                                  $ 38,764,735                  $ 33,631,107
Amounts allocated to withdrawn
 participants                                                      (212,566)                      (49,183)
                                                               ------------                  ------------
Assets available for plan benefits
 per the Form 5500                                             $ 38,552,169                  $ 33,581,924
                                                               ============                  ============

The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:

                                                                         Year Ended December 31,
                                                                ----------------------------------------
                                                                   1996                          1995
                                                                   ----                          ----
Benefit payments per
 the financial statements                                       $ 5,890,703                  $ 3,022,533
Add: Current year amounts allocated
 to withdrawn participants                                          212,566                       49,183
Less: Prior year amounts allocated
 to withdrawn participants                                          (49,183)                    (102,360)
                                                                -----------                  -----------
Benefits paid to participants per
 the Form 5500                                                  $ 6,054,086                  $ 2,969,356
                                                                ===========                  ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

E.      Plan Termination
        ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

F.      Income Tax Status
        -----------------

The Plan is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes based on a favorable determination letter from the Internal Revenue Service dated August 23, 1995.

The Plan is required to operate in conformity with the IRC to maintain its qualification. The Savings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1996

G.      Asset Value Per Fund Unit
        -------------------------

The number of units, and the asset value per unit, in the Plan's investments at December 31, 1996 and 1995 are as follows:

                                                            1996                                    1995
                                                  -------------------------              --------------------------
                                                  Asset              Number              Asset             Number
                                                  Value              of                  Value             of
                                                  Per Unit           Units               Per Unit          Units
                                                  --------           -----               --------          -----
Income Accumulation Fund                           $ 13.14          478,317               $ 12.42           510,293
Templeton Foreign Fund                               10.36          142,243                  9.18            72,597
Money Market Fund- MasterWorks                        1.00        3,058,039                  1.00         3,234,153
S&P 500 Stock Fund - MasterWorks                     15.91          510,384                 13.44           450,634
ADVO Fidelity Asset Manager Fund                     13.25          552,232                 11.81           587,977
ADVO Berger 100 Fund                                 13.84           96,004                 12.23            71,540
ADVO IDS New Dimensions Fund                         18.41          442,918                 14.85           430,408
ADVO Stock Fund                                      11.57          111,020                 11.91           120,673

H.      Other Events
        ------------

Effective January 1, 1996, Wells Fargo 401(k) Masterworks, the Plan's trustee, was sold by Wells Fargo Bank to Barclays Bank PLC. Wells Fargo 401(k) Masterworks now operates as BZW Barclays Global Investors N.A. In addition, BZW Barclays Global Fund Advisors replaced Wells Fargo Bank as the investment adviser for the funds.

The Money Market Fund - Stagecoach and S&P 500 Stock Fund - Stagecoach changed name effective March 15, 1996 to Money Market Fund - MasterWorks and S&P 500 Stock Fund - MasterWorks, respectively.

                                                                      Schedule I

                                  ADVO, Inc.
                              401(k) Savings Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1996


                                                Description of Investment,
Identity of Issue, Borrower, Lessor          Including Maturity Date, Rate of
         or Similar Party                     Interest, Par or Maturity Value            Cost           Current Value
-----------------------------------          --------------------------------            ----           -------------
Collective Trust Fund:
   Income Accumulation Fund                      478,317 units                        $ 6,285,373        $ 6,285,373

Mutual Funds:
   Templeton Foreign Fund                        142,243 units                          1,351,356          1,473,633
   Money Market Fund-MasterWorks                 3,058,039 units                        3,058,039          3,058,039
   S&P 500 Stock Fund-MasterWorks                 510,384 units                         6,994,460          8,120,205

ADVO Custom Funds:
   ADVO Fidelity Asset Manager Fund:
       Cash                                      --                                        22,965             22,965
       Money Market Fund for Employee
        Defined Contribution Plans               39,050 shares                             39,050             39,050
       Fidelity Asset Manager                    440,502 shares                         6,439,865          7,255,064
                                                                                     ------------       ------------
                                                                                        6,501,880          7,317,079
   ADVO Berger 100 Fund:
       Cash                                      --                                       182,327            182,327
       Money Market Fund for Employee
        Defined Contribution Plans               7,071 shares                               7,071              7,071
       Berger 100                                63,898 shares                          1,142,162          1,139,299
                                                                                     ------------       ------------
                                                                                        1,331,560          1,328,697
   ADVO IDS New Dimensions Fund:
       Cash                                      --                                       335,210            335,210
       Money Market Fund for Employee
        Defined Contribution Plans               44,096 shares                             44,096             44,096
       IDS New Dimensions                        375,413 shares                         5,774,947          7,774,810
                                                                                     ------------       ------------
                                                                                        6,154,253          8,154,116
   ADVO Stock Fund:
       Cash                                      --                                        12,624             12,624
       Money Market Fund for Employee
        Defined Contribution Plans               4,344 shares                               4,344              4,344
       ADVO, Inc.                                90,538 shares of Common Stock          1,402,574          1,267,532
                                                                                     ------------       ------------
                                                                                        1,419,542          1,284,500

Participant Loans                                                                       1,492,129          1,492,129

                                                                                     ------------       ------------
    TOTAL                                                                            $ 34,588,592       $ 38,513,771
                                                                                     ============       ============

                                                                     Schedule II
                                  ADVO, Inc.
                              401(k) Savings Plan
                      Schedule of Reportable Transactions
                     For the Year Ended December 31, 1996

Category (iii) -- Series Transactions in excess of 5% of plan assets
--------------------------------------------------------------------


                                                                                                            Current
                                                                                                            Value of
                                                                                Expenses                    Asset on       Net
Identity of           Description              Purchase     Selling    Lease    Incurred       Cost of      Transaction    Gain
Party Involved        of Assets                Price        Price      Rental  w/ Transaction   Asset       Date          (Loss)
--------------        ---------                -----        -----      ------  --------------   -----       ----          ------
Collective Investment  Income
Fund - BZW Barclays    Accumulation
Global Fund Advisors   Fund                   1,042,419                                        1,042,419    1,042,419

"       "              "           "                       1,443,372                           1,443,372    1,443,372

Mutual Funds -         Money Market
BZW Barclays           Fund -
Global Fund Advisors   MasterWorks              933,236                                          933,236      933,236

"       "              "           "                       1,221,228                           1,221,228    1,221,228

"       "              S&P 500
                       Stock Fund -
                       MasterWorks            1,804,318                                        1,804,318    1,804,318

"       "              "            "                        945,584                             715,100      945,584      230,484

ADVO Fidelity          Money Market Fund
Asset Manager Fund     for Defined
                       Contribution Plans     2,721,635                                        2,721,635    2,721,635

"       "              "            "                      2,713,422                           2,713,422    2,713,422

"       "              Fidelity Asset Manager 2,063,232                                        2,063,232    2,063,232

"       "              "            "                      2,000,559                           1,743,295    2,000,559      257,264
ADVO IDS New           Money Market Fund
Dimensions Fund        for Defined
                       Contribution Plans     2,450,460                                        2,450,460    2,450,460

"       "              "            "                      2,440,095                           2,440,095    2,440,095

"       "              IDS New Dimensions     2,005,233                                        2,005,233    2,005,233

"       "              "            "                      1,642,540                           1,259,594    1,642,540      382,946

                                  ADVO, Inc.
                              401(k) Savings Plan
                      Schedule of Reportable Transactions
                     For the Year Ended December 31, 1996


Category (iii) -- Series of Transactions in excess of 5% of plan assets (cont.)
-------------------------------------------------------------------------------

                                                                                                              Current
                                                                                                              Value of
                                                                                Expenses                      Asset on       Net
Identity of           Description              Purchase     Selling    Lease    Incurred         Cost of      Transaction    Gain
Party Involved        of Assets                Price        Price      Rental   w/ Transaction   Asset        Date           (Loss)
--------------        ---------                -----        -----      ------   --------------   -----        ----          ------

ADVO Stock Fund       Money Market Fund
                      for Defined
                      Contribution Plans      1,114,187                                         1,114,187     1,114,187


"           "         "           "                         1,118,981                           1,118,981     1,118,981

There were no category (i), (ii) or (iv) reportable transactions during 1996.


            Note: Fair value at the transaction date is equivalent
                    to the purchase cost or selling price.

                                   SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc, 401(k) Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                 ADVO, Inc.
                                 401(k) Savings Plan





Date: June 25, 1997              By: /s/ WILLIAM E. CROWLEY
      -------------                 -----------------------
                                        William E. Crowley

                                 Committee Secretary
                                 ADVO, Inc. 401(k) Savings Plan Committee